CHINA GENGSHENG MINERALS, INC.
No. 88 Gengsheng Road, Dayugou Town
Gongyi, Henan, People’s Republic of China 451271

September 17, 2012

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gordon, Staff Accountant

Re:	China Gengsheng Minerals, Inc.
Form 10-K for the Year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed August 14, 2012
File No. 1-34649

Dear Mr. Gordon,

We are responding to comments contained in the Staff letter, dated August 20, 2012, addressed to Ningfang Liang, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 16, 2012 and Form 10-Q dated for the quarter ended June 30, 2012 filed on August 14, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2011

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

We have provided revised disclosure in accordance with your requirements and will include these revisions in our future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

2.

We note that appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. Please enhance your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. For example, your disclosure on page 26 regarding the increase in sales revenues should quantify the amount of the increase due to sales volume, average selling price, and foreign currency translation.

Response:

We will revise our disclosure to include discussion of the impact of foreign currency translation on our results of operations. The revisions have been underlined for your ease of reference:

Results of Operations

(Following the results tables)

The average conversion rates between RMB and U.S. dollar used for the consolidated statements of operations and comprehensive loss increased approximately 4.7% during the reporting period of 2011 compared with the reporting period of 2010. As substantially all of our revenues and most expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Sales revenues. Sales revenues increased approximately $14.7 million, or 23.7%, to approximately $76.9 million in 2011 from approximately $62.2 million in 2010. Excluding foreign currency translation, the revenue increased approximately $11.3 million, or 18.2% compared with 2010. The increase was mainly attributable to increased sales from our fracture proppant segment and fine precision abrasives segment, particularly increased export sales of fracture proppant products compared with 2010.

In our refractory segment, we sold 98,920 metric tons of refractory products in 2011, a 2.7% decrease compared with 101,711 metric tons sold in 2010. The revenue from our refractory products increased to approximately $46.6 million in 2011 from approximately $45.8 million in 2010. Excluding foreign currency translation, the revenue decreased approximately $1.3 million, or 2.8% compared with 2010. ~~The sales revenue increase was primarily due to the increase in the average selling price as we increased the sales to full-service customers.~~ The average selling prices reached $473 per metric ton in 2011, representing a 5.1% increase compared with $450 per metric ton in the same period of 2010. Excluding foreign currency translation, the average selling prices stayed flat at $452 per metric ton compared with 2010.

In our fracture proppant segment, we sold 60,388 metric tons of fracture proppant products in 2011, compared with 41,270 metric tons in 2010. The large increase in sales volume was primarily driven by the strong demand from the US customers who use our proppant products in their new natural gas exploration technologies. Revenue from fracture proppant products was approximately $22.5 million for 2011, an increase of 57.3% compared with approximately $14.3 million in 2010. Excluding foreign currency translation, the revenue increased approximately $7.2 million, or 50.3% compared with 2010. Average selling price increased to $381 per metric ton in 2011, compared with $347 per metric ton in 2010, as a result of the change in product mix since U.S. customers purchased more high-density products in 2011. Excluding foreign currency translation, the average selling prices increased $17 per metric ton, or 4.9% compared with 2010.

In our industrial ceramics segment, revenue was approximately $430,000 for 2011. Excluding foreign currency translation, the revenue was approximately $411,000 compared with approximately $1.2 million in 2010.

In our fine precision abrasives segment, we realized sales of approximately $7.4 million. Excluding foreign currency translation, the revenue was approximately $7.1 million compared with approximately $865,000 in 2010. ~~The revenue was approximately $0.9 million in 2010.~~ The sales of fine precision abrasives products started in the third quarter of 2010.

Cost of goods sold. Our cost of goods sold increased approximately $16.2 million, or 36.5%, to approximately $60.7 million for 2011 from approximately $44.5 million in 2010. Excluding foreign currency translation, our cost of goods sold increased approximately $13.5 million, or 30.4% compared with 2010. As a percentage of net revenues, the cost of goods sold increased by approximately 7.3% to 78.9% in 2011 from 71.6% in 2010. This increase was primarily due to the higher raw materials costs, energy costs and labor costs compared with 2010.

Gross profit. Our gross profit decreased approximately $1.5 million, or 8.4% to approximately $16.2 million for 2011 from approximately $17.7 million in 2010. Excluding foreign currency translation, our gross profit decreased approximately $2.2 million, or 12.5% compared with 2010. Gross profit as a percentage of net revenues was 21.1% for 2011, as compared with 28.4% for 2010. The percentage decrease was mainly attributable to the decreased gross margin in our fine precision abrasives segment and the increase in the cost of raw materials, energy and labor costs in refractories segment compared with 2010.

Allowance for doubtful accounts. Allowance for doubtful accounts increased 205.5%, to approximately $1.3 million for 2011, from approximately $0.4 million for 2010. The increase was primarily due to the change in our provisioning policy based on the management’s analysis of settlement patterns and historical information which increased the allowance for accounts receivables aged over three years and other receivables which have uncertainties in collectability.

General and administrative expenses. Our general and administrative expenses increased 22.1%, to approximately $7.0 million for 2011, from approximately $5.7 million for 2010. Excluding foreign currency translation, the general and administrative expenses increased approximately $958,000, or 16.7% compared with 2010. The increase was primarily due to the higher salary and personnel expenses, depreciation expenses and legal fees. As a percentage of net revenues, general and administrative expenses decreased 0.1% to 9.1% in 2011, compared with 9.2% in 2010.

Impairments on goodwill and intangible assets. Impairment expenses on goodwill and intangible assets were approximately $751,000 for 2011. There was no impairment expense in 2010. The increase was attributable to the write-off of goodwill related to the acquisition of one of our subsidiary and the write-off of intangible assets related to an unpatented technology acquired in 2007. Based on the results of the impairment review performed by the management at the end of 2011, the probability of recovering the carrying value of the goodwill and intangible assets are considered unlikely and thereafter fully impaired.

Selling expenses. Selling expenses increased by approximately $1.1 million to approximately $9.5 million compared with approximately $8.4 million in 2010. Excluding foreign currency translation, the selling expenses increased approximately $703,000, or 8.4% compared with 2010. As a percentage of net revenues, our selling expenses decreased to 12.3% for 2011, as compared with 13.5% for 2010. The decrease in selling expenses was primarily attributable to the change in product mix as we sold more fracture proppants products and fine abrasive products which normally incurred lower selling expenses than refractory segment. The decrease was partially offset by the increase in the transportation costs, higher post-sales service expenses in our refractory segment.

Research and development cost. Our research and development cost decreased to approximately $699,000 for 2011. Excluding foreign currency translation, the research and development cost was approximately $668,000, compared with approximately $817,000 for 2010 due to fewer R&D activities.

Government grant income. Our government grant income was approximately $380,000 for 2011. Excluding foreign currency translation, the government grant income was approximately $363,000, compared with approximately $123,000 for 2010.

Impairment on deposit for acquisition of a non-consolidated affiliate. Impairment on deposit for acquisition of a non-consolidated affiliate was approximately $1.2 million for 2011. This non-cash impairment charge was related to our investment in Yili YiQiang Silicon Limited (“Yili”). The impairment was attributable to the operating results of Yili and uncertainties surrounding silicon carbide industry. No impairment expenses on investment were identified in 2010.

Finance costs. Our finance costs increased by approximately $3.5 million, or 198.6% to approximately $5.3 million for 2011, from approximately $1.8 million for 2010. This substantial increase was primarily due to an increase of approximately $2.0 million in bills discounting charges as we discounted more bills receivable instead of holding them to maturity; and an increase of approximately $1.5 million in interest expenses as we increased borrowing activities for 2011. Excluding foreign currency translation, our finance costs increased approximately $3.3 million, or 185.3% compared with 2010.

(Loss) income before income taxes and non-controlling interests. Our loss before income taxes and non-controlling interest was approximately $7.2 million for 2011. Excluding foreign currency translation, our loss before income taxes and non-controlling interest was approximately $6.9 million, compared with an income of approximately $794,000 for 2010. The decrease was primarily attributable to the loss from operations, higher finance costs and non-cash impairment charges during 2011.

Income taxes. Our income taxes were approximately $325,000 for 2011, a decrease of approximately $197,000 or 37.7% from approximately $522,000 for 2010. Excluding foreign currency translation, our income taxes were approximately $311,000.

Net (loss) income. Our net loss for 2011 was approximately $7.5 million, a decrease of approximately $7.8 million from an income of approximately $264,000 in 2010. Excluding foreign currency translation, our net loss was approximately $7.2 million. The decrease was attributable to the factors described above.

Liquidity and Capital Resources, page 27

3.

We note your risk factors on pages 15 and 17 regarding certain restrictions on your subsidiaries to make distributions to you as well as restrictions on currency exchanges. If there are restrictions on the net assets of your consolidated subsidiaries and those net assets are a significant proportion of your consolidated net assets as of December 31, 2011, please expand your disclosure to fully discuss the nature of these restrictions, the amount of the restricted net assets, and the potential impact on your liquidity. See Item 303(a) and Instruction 5 to Item 303(a) of Regulation S-K. With reference to the materiality of these restricted net assets, please address the need to provide disclosures within MD&A similar to the parent company condensed financial information specified by Rules 5-04 and 4-08(e) of Regulation S-X to facilitate your liquidity discussion.

Response:

Per Section 5350: Restricted Net Assets of SEC Division of Corporation Finance Financial Reporting Manual:-

“Companies that qualify as smaller reporting companies are not subject to S-X 5-04 or 4-08 (e), even when the restricted net assets of a registrant's consolidated subsidiaries exceed 25% of consolidated net assets as of the most recently completed fiscal year end. However, when the restricted net assets of a smaller reporting company’s consolidated subsidiaries are a significant proportion of consolidated net assets (not necessarily applying the 25% threshold test) as of the most recently completed fiscal year end, the amount and nature of these restrictions may be important to understanding the smaller reporting company's liquidity and its ability to pay interest and principal on debt or dividends. In these circumstances the smaller reporting company should fully discuss, in MD&A, the amount of those net assets, and the potential impact on the company's liquidity (See S-K 303 (a) and Instruction 5. Disclosure within MD&A similar to the parent company condensed financial information specified by S-X 5-04 and 4-08 (e) may be necessary to facilitate this discussion.”

As of December 31, 2011, March 31, 2012 and June 30, 2012, the only restricted net assets of China GengSheng Minerals, Inc. was the “Statutory and Other reserves” of $8,110,972.

On our Form 10-K for the year ended December 31, 2011 filed with SEC on April 16, 2012, the details of these reserves were disclosed under Footnote 17 “Statutory and Other reserves”.

We intend to expand our disclosure in our MD&A section as follows:

(Following the summary of loans)

Statutory reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Special reserve

Before the reorganization, a former subsidiary of Refractories, Gongyi GengSheng Refractories Co., Ltd., was entitled to a special tax concession (“Tax Concession”) because it employed the required number of disabled staff according to the relevant PRC tax rules. In particular, this Tax Concession exempted the subsidiary from paying enterprise income tax. However, these tax savings can only be used for future development of its production facilities or welfare matters, and cannot be distributed as cash dividends. Accordingly, the same amount of tax savings was set aside and taken to special reserve which is not available for distribution. This reserve as maintained by the subsidiary has been combined into Refractories upon the reorganization and is subject to the same restrictions in its usage.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain SAFE approval for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We did not have these restrictions on our net assets as of December 31, 2011 and 2010.

The following table provides the amount of our statutory reserves, special reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2011 and 2010.

	As of December 31,
	2011	2010
Statutory reserves	$4,554,936	$3,965,078
Special reserve	3,556,036	3,556,036

Total restricted net assets	$8,110,972	$7,521,114
Consolidated net assets	$53,589,986	$51,034,981
Restricted net assets as percentage of consolidated net assets	15.1%	14.7%

Total restricted net assets accounted for approximately 15.1% of our consolidated net assets as of December 31, 2011. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Exhibit 23

4.

It appears that the consent filed as Exhibit 23.1 is not dated. As such, please file an amendment to your Form 10-K to correct this. Please include new certifications that are currently dated and refer to the Form 10-K/A, as well.

Response:

Well noted. We will file a dated consent as Exhibit 23.1 and new certifications with Amendment No. 1 to our annual report on Form 10-K.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

General

5.	Please address the above comments in your interim filings as well, as applicable.

Response:

We will include the following revised disclosure in our future filings, with the changes underlined for your ease of reference:

On the Amendment No. 1 to Form 10-Q for the Quarter ended March 31, 2012:

Results of Operations

(Following the results tables)

The average conversion rates between RMB and U.S. dollar used for the condensed consolidated statements of operations and comprehensive loss increased approximately 4.1% during the reporting period of 2012 compared with the reporting period of 2011. As substantially all of our revenues and most expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Sales revenues. Sales revenues decreased approximately $2.5 million, or 15.3% to approximately $13.7 million in the first quarter of 2012, from approximately $16.2 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $3.0 million, or 18.6% compared with the same period of 2011. Our sales revenue is currently generated from sales of our mineral- based products, primarily our refractory products, fracture proppant products, fine precision abrasives products and industrial ceramic products. The decrease was mainly attributable to the decreased sales from our fracture proppant products.

In our refractory segment, we sold 20,143 metric tons of refractory products in the first quarter of 2012, compared with 20,205 metric tons sold in the same period of 2011. The revenue from our refractory products was approximately $9.9 million in the first quarter of 2012, compared with $9.9 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $388,000, or 3.9% compared with the same period of 2011. In the first quarter of 2012, the average selling prices decreased 3.6% ~~The average selling price~~ excluding foreign currency translation and sales volume ~~in the first quarter of 2012 were~~ was nearly flat compared with the same period of 2011.

In our fracture proppant segment, we sold 2,673 metric tons of fracture proppant products in the first quarter of 2012, compared with 12,513 metric tons sold in the same period of 2011. The decrease in sales volume was primarily due to the decreased sales in the U.S. market as we were unable to sell directly to the end users. Revenue was approximately $998,000 in the first quarter of 2012, a decrease of 80.8% compared with approximately $5.2 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $4.2 million, or 81.6% compared with the same period of 2011. Average selling price decreased to $373 per metric ton in the first quarter of 2012, compared with $415 per metric ton in the same period of 2011. Excluding foreign currency translation, the average selling price decreased to $358 per metric ton. The decrease in average selling price was primarily due to the increased sales in domestic market where the fracture proppant products are typically priced lower than in the U.S. market.

In our industrial ceramics segment, sales revenue was approximately $332,000 in the first quarter of 2012 compared with approximately $230,000 in the same period of 2011. Excluding foreign currency translation, the revenue was approximately $319,000.

In our fine precision abrasives segment, we realized sales of 883 ton in the first quarter of 2012, for revenue of approximately $2.4 million. Excluding foreign currency translation, the revenue was approximately $2.3 million. We sold 202 metric tons of fine precision abrasives products for approximately $819,000 in the same period of 2011. The increase in sales revenue was primarily due to the increased sales to a major customer.

Cost of goods sold. Our cost of goods sold is primarily comprised of the cost of raw materials, components, labor and overhead. Our cost of goods sold decreased approximately $901,000, or 7.6%, to approximately $11.0 million in the first quarter of 2012 from approximately $11.9 million in the same period of 2011. Excluding foreign currency translation, our cost of goods sold decreased approximately $1.3 million, or 11.2% compared with the same period of 2011. As a percentage of net revenues, the cost of goods sold increased by 6.7% to 80.2% in the first quarter of 2012 from 73.5% in the same period of 2011. This increase was primarily due to the higher raw material costs and energy costs compared with the same period in 2011.

Gross profit. Our gross profit decreased approximately $1.6 million, or 36.7% to approximately $2.7 million in the first quarter of 2012 from approximately $4.3 million in the same period of 2011. Excluding foreign currency translation, our gross profit decreased approximately $1.7 million, or 39.2% compared with the same period of 2011. Gross profit as a percentage of net revenues was 19.8% in the first quarter of 2012, as compared with 26.5% in the same period of 2011. The percentage decrease was primarily attributable to the decreased gross profit margin in our fine precision abrasives segment and fracture proppants segment.

General and administrative expenses. Our general and administrative expenses consist of the expenses associated with staff and support personnel who manage our business activities and professional fees paid to third parties. Our general administrative expenses increased to approximately $1.7 million in the first quarter of 2012, from approximately $1.5 million in the same period in 2011. Excluding foreign currency translation, the general and administrative expenses increased approximately $156,000, or 10.4% compared with the same period of 2011. The increase was primarily due to higher preliminary expenses related to Yuxing operation and higher professional service fees. As a percentage of net revenues, administrative expenses increased to 12.6% in the first quarter of 2012 as compared with 9.3% in the same period in 2011.

Selling expenses. Our selling expenses include sales commissions, expenses of advertising and promotional materials, transportation expenses, benefits of sales personnel, after-sale support services and other sales related expenses. Selling expenses increased by approximately $508,000 to approximately $2.5 million in the first quarter of 2012, compared with approximately $2.0 million in the same period in 2011. Excluding foreign currency translation, the selling expenses increased approximately $409,000, or 20.7% compared with the same period of 2011. As a percentage of net revenues, our selling expenses increased to 18.1% in the first quarter of 2012, as compared with 12.2% in the same period in 2011. The increase in selling expenses was primarily attributable to the increase in the allowance for doubtful accounts and higher transportation expenses compared to the same period in 2011.

Research and development expenses. Our research and development expenses increased to approximately $163,000 in the first quarter of 2012, compared with approximately $141,000 in the same period in 2011. Excluding foreign currency translation, the research and development expenses were approximately $157,000. The increase was mainly due to more R&D activities in the first quarter of 2012.

Government grant income. Our government grant income was approximately $385,000 in the first quarter of 2012 compared with approximately $1,000 in the same period in 2011. Excluding foreign currency translation, the government grant income was approximately $369,000.

Finance costs. Our finance costs increased by approximately $784,000, or 81.2% to approximately $1.8 million in the first quarter of 2012, from approximately $966,000 in the same period in 2011. Excluding foreign currency translation, our finance costs increased approximately $714,000, or 73.9% compared with the same period of 2011. As a percentage of net revenues, our finance costs were 12.8% in the first quarter of 2012 and 6.0% in the same period in 2011. This significant increase was primarily attributable to an increase of approximately $709,000 in bills discounting charges as we discounted more bills receivable instead of holding them to maturity; and an increase of approximately $76,000 in interest expenses as we increased borrowing activities in the first quarter of 2012.

(Loss) income before income taxes and non-controlling interests. Our loss before income taxes and non-controlling interest was approximately $2.9 million in the first quarter of 2012, compared with an income of approximately $50,000 in the same period of 2011. Excluding foreign currency translation, our loss before income taxes and non-controlling interest was approximately $2.8 million. The decrease was primarily attributable to the loss from operations and higher finance costs in the first quarter of 2012.

Income taxes. Our income taxes were approximately $12,000 in the first quarter of 2012, a decrease of approximately $124,000 or 91.2% from approximately $136,000 in the same period of 2011.

Net loss. Our net loss in the first quarter of 2012 was approximately $2.9 million, a decrease of approximately $2.8 million from approximately $80,000 in the same period in 2011. Excluding foreign currency translation, our net loss was approximately $2.8 million. The decrease was attributable to the factors described above.

Liquidity and Capital Resources

(Following the summary of loans)

Statutory reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Special reserve

Before the reorganization, a former subsidiary of Refractories, Gongyi GengSheng Refractories Co., Ltd., was entitled to a special tax concession (“Tax Concession”) because it employed the required number of disabled staff according to the relevant PRC tax rules. In particular, this Tax Concession exempted the subsidiary from paying enterprise income tax. However, these tax savings can only be used for future development of its production facilities or welfare matters, and cannot be distributed as cash dividends. Accordingly, the same amount of tax savings was set aside and taken to special reserve which is not available for distribution. This reserve as maintained by the subsidiary has been combined into Refractories upon the reorganization and is subject to the same restrictions in its usage.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain SAFE approval for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We did not have these restrictions on our net assets as of March 31, 2012 and December 31, 2011.

The following table provides the amount of our statutory reserves, special reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of March 31, 2012 and December 31, 2011.

	As of March	As of
	31, 2012	December 31,
	(Unaudited)	2011
Statutory reserves	$4,554,936	$4,554,936
Special reserve	3,556,036	3,556,036

Total restricted net assets	$8,110,972	$8,110,972
Consolidated net assets	$50,859,512	$53,589,986
Restricted net assets as percentage of consolidated net assets	15.9%	15.1%

Total restricted net assets only accounted for approximately 15.9% of our consolidated net assets as of March 31, 2012, As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

On the Amendment No. 1 to Form 10-Q for the Quarter ended June 30, 2012:

Results of Operations

(Following the three-month results tables)

The average conversion rates between RMB and U.S. dollar used for the condensed consolidated statements of operations and comprehensive loss increased approximately 3.7% during the reporting period of 2012 compared with the reporting period of 2011. As substantially all of our revenues and most expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Sales revenues. Sales revenues decreased approximately $816,000, or 4.0% to approximately $19.6 million for the three months ended June 30, 2012 from approximately $20.4 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $1.5 million, or 7.2% compared with the same period of 2011. Our sales revenue is currently generated from sales of our mineral-based products, primarily our refractory products, fracture proppant products, fine precision abrasives products and industrial ceramic products. The decrease was mainly attributable to the decreased sales of our fracture proppant products.

In our refractory segment, we sold 22,842 metric tons of refractory products in the second quarter of 2012, compared with 27,686 metric tons sold in the same period of 2011. The revenue from our refractory products was approximately $11.6 million in the second quarter of 2012, compared with $12.5 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $1.3 million, or 10.4% compared with the same period of 2011. The average selling price increased to $509 per metric ton compared with $452 per metric ton in the second quarter of 2011 and the price increase partially offset the impact of decrease in sales volume on our revenue. Excluding foreign currency translation, the average selling price increased to $491 per metric ton in the second quarter of 2012.

In our fracture proppant segment, we sold 16,030 metric tons of fracture proppant products in the second quarter of 2012, compared with 16,029 metric tons sold in the same period of 2011. Revenue was approximately $4.2 million in the second quarter of 2012, a decrease of 28.9% compared with approximately $5.9 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $1.9 million, or 31.4% compared with the same period of 2011. Average selling price decreased to $263 per metric ton in the second quarter of 2012, compared with $373 per metric ton in the same period of 2011. Excluding foreign currency translation, the average selling price decreased to $254 per metric ton in the second quarter of 2012.The decrease in average selling price and revenue were primarily due to the increased sales in domestic market where the fracture proppant products are typically priced lower than in the U.S. market.

In our industrial ceramics segment, sales revenue was approximately $530,000 in the second quarter of 2012 compared with approximately $492,000 in the same period of 2011. Excluding foreign currency translation, the revenue was approximately $511,000.

In our fine precision abrasives segment, we realized sales of 1,172 ton in the second quarter of 2012, for revenue of approximately $3.3 million. Excluding foreign currency translation, the revenue was approximately $3.1 million. We sold 421 metric tons of fine precision abrasives products for approximately $1.5 million in the same period of 2011. The increase in sales revenue was primarily due to the increased sales to a major customer.

Cost of goods sold. Our cost of goods sold is primarily comprised of the cost of raw materials, components, labor and overhead. Our cost of goods sold increased approximately $1.5 million, or 9.7%, to approximately $16.6 million in the second quarter of 2012 from approximately $15.1 million in the same period of 2011. Excluding foreign currency translation, our cost of goods sold increased approximately $913,000, or 6.0% compared with the same period of 2011. As a percentage of net revenues, the cost of goods sold increased by 10.5% to 84.4% in the second quarter of 2012 from 73.9% in the same period of 2011. This increase was primarily due to the higher raw material costs and energy costs compared with the same period in 2011.

Gross profit. Our gross profit decreased approximately $2.2 million, or 42.7% to approximately $3.1 million in the second quarter of 2012 from approximately $5.3 million in the same period of 2011. Excluding foreign currency translation, our gross profit decreased approximately $2.4 million, or 44.6% compared with the same period of 2011. Gross profit as a percentage of net revenues was 15.6% in the second quarter of 2012, as compared with 26.1% in the same period of 2011. The percentage decrease was primarily attributable to the decreased gross profit margin in our fine precision abrasives segment and fracture proppants segment.

General and administrative expenses. Our general and administrative expenses consist of the expenses associated with staff and support personnel who manage our business activities and professional fees paid to third parties. Our general administrative expenses increased to approximately $1.9 million in the second quarter of 2012, from approximately $1.6 million in the same period in 2011. The increase was primarily due to the loss on disposal of equipment in our fine precision abrasives segment as we upgraded the production facilities and the increase in depreciation expenses and salary expenses. As a percentage of net revenues, administrative expenses increased to 9.9% in the second quarter of 2012 as compared with 8.0% in the same period in 2011.

Selling expenses. Our selling expenses include sales commissions, expenses of advertising and promotional materials, transportation expenses, benefits of sales personnel, after-sale support services and other sales related expenses. Selling expenses stayed flat at approximately $2.8 million in the second quarter of 2012. Excluding foreign currency translation, the selling expenses decreased approximately $60,000, or 2.2% compared with the same period of 2011. As a percentage of net revenues, our selling expenses increased to 14.2% in the second quarter of 2012, as compared with 13.5% in the same period in 2011.

Research and development expenses. Our research and development expenses increased to approximately $236,000 in the second quarter of 2012, compared with approximately $145,000 in the same period in 2011 due to more R&D activities in the second quarter of 2012. Excluding foreign currency translation, the research and development expenses were approximately $228,000.

Government grant income. Our government grant income was nil in the second quarter of 2012 compared with approximately $17,000 in the same period in 2011.

Finance costs. Our finance costs increased by approximately $379,000, or 24.1% to approximately $2.0 million in the second quarter of 2012, from approximately $1.6 million in the same period in 2011. Excluding foreign currency translation, our finance costs increased approximately $316,000, or 20.1% compared with the same period of 2011. As a percentage of net revenues, our finance costs were 9.9% in the second quarter of 2012 and 7.7% in the same period in 2011. This increase was primarily attributable to an increase of approximately $606,000 in interest expenses as we increased borrowing activities in the second quarter of 2012.

(Loss) income before income taxes and non-controlling interests. Our loss before income taxes and non-controlling interest was approximately $3.6 million in the second quarter of 2012, compared with approximately $42,000 in the same period of 2011. Excluding foreign currency translation, our loss before income taxes and non-controlling interest was approximately $3.5 million. The decrease was primarily attributable to the loss from operations and higher finance costs in the second quarter of 2012.

Income taxes. Our income taxes were approximately $202,000 in the second quarter of 2012, a decrease of approximately $24,000 or 10.6% from approximately $226,000 in the same period of 2011. Excluding foreign currency translation, our income taxes were approximately $194,000.

Net loss. Our net loss in the second quarter of 2012 was approximately $3.8 million, a decrease of approximately $3.5 million from approximately $247,000 in the same period in 2011. Excluding foreign currency translation, our net loss was approximately $3.7 million. The decrease was attributable to the factors described above.

(Following the six-month results tables)

Sales revenues. Sales revenues decreased approximately $3.3 million, or 9.0% to approximately $33.3 million for the six months ended June 30, 2012, from approximately $36.6 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $4.5 million, or 12.2% compared with the same period of 2011. The decrease was mainly attributable to the decreased sales from our fracture proppant products.

In our refractory segment, we sold 42,985 metric tons of refractory products in the six months ended June 30, 2012, compared with 47,891 metric tons sold in the same period of 2011. The revenue from our refractory products was approximately $21.6 million in the six months ended June 30, 2012, compared with $22.5 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $1.7 million, or 7.5% compared with the same period of 2011. The average selling price reached $502 per metric ton in the six months ended June 30, 2012, representing a 6.8% increase compared with $470 per metric ton in the same period of 2011. Excluding foreign currency translation, the average selling price increased to $484 per metric ton, or 3.0% in the six months ended June 30, 2012.

In our fracture proppant segment, we sold 18,703 metric tons of fracture proppant products in the six months ended June 30, 2012, compared with 28,542 metric tons sold in the same period of 2011. The decrease in sales volume was primarily due to the decreased sales in the U.S. market as we were unable to sell directly to the end users. Revenue was approximately $5.2 million in the six months ended June 30, 2012, a decrease of 53.1% compared with approximately $11.1 million in the same period of 2011. Excluding foreign currency translation, the revenue decreased approximately $6.1 million, or 54.8% compared with the same period of 2011. Average selling price decreased to $279 per metric ton in the six months ended June 30, 2012, compared with $390 per metric ton in the same period of 2011. Excluding foreign currency translation, the average selling price decreased to $269 per metric ton in the six months ended June 30, 2012. The decrease in average selling price was primarily due to the increased sales in domestic market where the fracture proppant products are typically priced lower than in the U.S. market.

In our industrial ceramics segment, sales revenue was approximately $861,000 in the six months ended June 30, 2012 compared with approximately $722,000 in the same period of 2011. Excluding foreign currency translation, the revenue was approximately $830,000.

In our fine precision abrasives segment, we realized sales of 2,055 ton in the six months ended June 30, 2012, for revenue of approximately $5.7 million. Excluding foreign currency translation, the revenue was approximately $5.5 million. We sold 623 metric tons of fine precision abrasives products for approximately $2.3 million in the same period of 2011. The increase in sales revenue was primarily due to the increased sales to a major customer.

Cost of goods sold. Our cost of goods sold increased approximately $562,000, or 2.1%, to approximately $27.6 million in the six months ended June 30, 2012 from approximately $27.0 million in the same period of 2011. Excluding foreign currency translation, our cost of goods sold decreased approximately $426,000, or 1.6% compared with the same period of 2011. As a percentage of net revenues, the cost of goods sold increased by 9.0% to 82.7% in the six months ended June 30, 2012 from 73.7% in the same period of 2011. This increase was primarily due to the higher raw material costs and energy costs compared with the same period in 2011.

Gross profit. Our gross profit decreased approximately $3.8 million, or 40.0% to approximately $5.8 million in the six months ended June 30, 2012 from approximately $9.6 million in the same period of 2011. Excluding foreign currency translation, our gross profit decreased approximately $4.1 million, or 42.2% compared with the same period of 2011. Gross profit as a percentage of net revenues was 17.3% in the six months ended June 30, 2012, as compared with 26.3% in the same period of 2011. The percentage decrease was primarily attributable to the decreased gross profit margin in our fine precision abrasives segment and fracture proppants segment.

General and administrative expenses. Our general administrative expenses increased to approximately $3.7 million in the six months ended June 30, 2012, from approximately $3.1 million in the same period in 2011. Excluding foreign currency translation, the general and administrative expenses increased approximately $401,000, or 12.8% compared with the same period of 2011. The increase was primarily due to the loss on disposal of equipment in our fine precision abrasives segment as we upgraded the production facilities, higher salary expenses and higher preliminary expenses related to Yuxing operation. As a percentage of net revenues, administrative expenses increased to 11.0% in the six months ended June 30, 2012 as compared with 8.6% in the same period in 2011.

Selling expenses. Selling expenses increased by approximately $538,000 to approximately $5.3 million in the six months ended June 30, 2012, compared with approximately $4.7 million in the same period in 2011. Excluding foreign currency translation, the selling expenses increased approximately $349,000, or 7.4% compared with the same period of 2011. As a percentage of net revenues, our selling expenses increased to 15.8% in the six months ended June 30, 2012, as compared with 12.9% in the same period in 2011. The increase in selling expenses was primarily attributable to the increase in the allowance for doubtful accounts and higher transportation expenses compared to the same period in 2011.

Research and development expenses. Our research and development expenses increased to approximately $399,000 in the six months ended June 30, 2012, compared with approximately $287,000 in the same period in 2011. Excluding foreign currency translation, the research and development expenses were approximately $385,000. The increase was mainly due to more R&D activities in the six months ended June 30, 2012.

Government grant income. Our government grant income was approximately $385,000 in the six months ended June 30, 2012 compared with approximately $18,000 in the same period in 2011. Excluding foreign currency translation, the government grant income was approximately $371,000.

Finance costs. Our finance costs increased by approximately $1.2 million, or 45.8% to approximately $3.7 million in the six months ended June 30, 2012, from approximately $2.5 million in the same period in 2011. Excluding foreign currency translation, our finance costs increased approximately $1.0 million, or 40.6% compared with the same period of 2011. As a percentage of net revenues, our finance costs were 11.1% in the six months ended June 30, 2012 and 6.9% in the same period in 2011. This significant increase was primarily attributable to an increase of approximately $481,000 in bills discounting charges as we discounted more bills receivable instead of holding them to maturity; and an increase of approximately $682,000 in interest expenses as we increased borrowing activities in the six months ended June 30, 2012.

(Loss) income before income taxes and non-controlling interests. Our loss before income taxes and non-controlling interest was approximately $6.5 million in the six months ended June 30, 2012, compared with an income of approximately $8,000 in the same period of 2011. Excluding foreign currency translation, our loss before income taxes and non-controlling interest was approximately $6.3 million. The decrease was primarily attributable to the loss from operations and higher finance costs in the six months ended June 30, 2012.

Income taxes. Our income taxes were approximately $214,000 in the six months ended June 30, 2012, a decrease of approximately $148,000 or 40.9% from approximately $362,000 in the same period of 2011. Excluding foreign currency translation, our income taxes were approximately $206,000.

Net loss. Our net loss in the six months ended June 30, 2012 was approximately $6.7 million, a decrease of approximately $6.4 million from approximately $327,000 in the same period in 2011. Excluding foreign currency translation, our net loss was approximately $6.5 million. The decrease was attributable to the factors described above.

Liquidity and Capital Resources

(Following the summary of loans)

Statutory reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Special reserve

Before the reorganization, a former subsidiary of Refractories, Gongyi GengSheng Refractories Co., Ltd., was entitled to a special tax concession (“Tax Concession”) because it employed the required number of disabled staff according to the relevant PRC tax rules. In particular, this Tax Concession exempted the subsidiary from paying enterprise income tax. However, these tax savings can only be used for future development of its production facilities or welfare matters, and cannot be distributed as cash dividends. Accordingly, the same amount of tax savings was set aside and taken to special reserve which is not available for distribution. This reserve as maintained by the subsidiary has been combined into Refractories upon the reorganization and is subject to the same restrictions in its usage.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain SAFE approval for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We did not have these restrictions on our net assets as of June 30, 2012 and December 31, 2011.

The following table provides the amount of our statutory reserves, special reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of June 30, 2012 and December 31, 2011.

	As of June	As of
	30, 2012	December 31,
	(Unaudited)	2011
Statutory reserves	$4,554,936	$4,554,936
Special reserve	3,556,036	3,556,036

Total restricted net assets	$8,110,972	$8,110,972
Consolidated net assets	$47,086,388	$53,589,986
Restricted net assets as percentage of consolidated net assets	17.2%	15.1%

Total restricted net assets only accounted for approximately 17.2% of our consolidated net assets as of June 30, 2012. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Liquidity and Capital Resources, page 35

6.	We note that your accounts receivable and bills receivable balances continue to increase period to period. We have the following comments in this regard.

Please discuss the difference between accounts and bills receivable;
Provide an aging analysis and address what specific collection efforts are being made for material overdue accounts; and
You discuss on page 30 that “the unfavorable payment term offered by our customers in the refractories segment and fine precision abrasives segment strained our working capital needs”. Expand your disclosure to identify these payment terms and address your ability to change these terms.

Response:

Please discuss the difference between accounts and bills receivable;

Accounts receivable represents amounts due to GengSheng by our customers on the sale of products or services on credit.

Bills receivable represents bank undertakings that essentially guarantee the payment of amounts owed by our customers to us. The undertakings are provided by banks upon receipt of collateral deposits from the customers. Bills receivable can be sold by us at a discount before maturity.

Provide an aging analysis and address what specific collection efforts are being made for material overdue accounts;

Aging analysis:

The following is the aging analysis for accounts receivable as of June 30, 2012 and December 31, 2011:

	As of June	As of
	30, 2012	December 31,
	(Unaudited)	2011
Due within 1 year	$48,113,370	$43,781,105
Due from 1 to 2 years	4,758,536	4,863,486
Due from 2 to 3 years	1,405,758	1,037,185
Due over 3 years	1,684,379	1,532,792

Total	$55,962,043	$51,214,568

The following is the aging analysis for bills receivable as of June 30, 2012 and December 31, 2011:

	As of June	As of
	30, 2012	December 31,
	(Unaudited)	2011
Due within 6 months	$12,363,231	$6,331,997

Total	$12,363,231	$6,331,997

The Company has noticed the increase in accounts receivable balances and is utilizing various ways to reduce the overdue amounts. The Company has set up a special committee leading the collection efforts for material overdue accounts. Specifically, sales persons working with clients with overdue accounts are required to visit their clients regularly to ensure timely collection of payments. Their compensation is also based on the collection results.

The Company is working closely with the overdue clients on developing payment plans and finding alternative method of payment. In the meantime, if the Company notices any deterioration in the business of the overdue clients or sign of unwillingness to pay, the Company will stop selling products/providing services to these clients immediately until they agree to make payments. The Company will also resort to legal process to collect accounts when necessary.

The payments of bills receivable are guaranteed by bank and there is no uncertainty in collecting amounts from our clients when they become due.

You discuss on page 30 that “the unfavorable payment term offered by our customers in the refractories segment and fine precision abrasive segment strained our working capital needs.” Expand your disclosure to identify these payment terms and address your ability to change these terms.

We intend to expand our disclosure in our MD&A section as follows:

(Under “Liquidity and Capital Resources section”)

Accounts receivable represents amounts due to GengSheng by our customers on the sale of products or services on credit.

Bills receivable represents bank undertakings that essentially guarantee the payment of amounts owed by our customers to us. The undertakings are provided by banks upon receipt of collateral deposits from the customers. Bills receivable can be sold by us at a discount before maturity.

The following is the aging analysis for accounts receivable as of June 30, 2012 and December 31, 2011:

	As of June	As of
	30, 2012	December 31,
	(Unaudited)	2011
Due within 1 year	$48,113,370	$43,781,105
Due from 1 to 2 years	4,758,536	4,863,486
Due from 2 to 3 years	1,405,758	1,037,185
Due over 3 years	1,684,379	1,532,792

Total	$55,962,043	$51,214,568

The following is the aging analysis for bills receivable as of June 30, 2012 and December 31, 2011:

	As of June	As of
	30, 2012	December 31,
	(Unaudited)	2011
Due within 6 months	$12,363,231	$6,331,997

Total	$12,363,231	$6,331,997

We generally provide our customers in the refractories segment a payment period of 90 days and our customers in the fine precision abrasives segment a payment period of 180 days. As there are many producers in the refractories and fine precision abrasives market competing with us, we find it difficult to change these payment terms.

We noted that turnover days of accounts receivable in our refractories segment increased in 2012 due to the macro economic situation. However, we are usually willing to continue the relationship with our customers in the refractory segment and allow for additional time for them to make payments. In the meantime, since most of our large customers are state-owned steel producers and our products are essential for their daily operations, we have not seen a significant increase of risk related to the collection of accounts receivables.

In connection with the Company’s response, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ningfang Liang
Ningfang Liang
Chief Financial Officer